July 5, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bank7 Corp. File No. 333-280393 Withdrawal of Acceleration Request - Registration Statement on Form S-3

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 1, 2024 in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, July 3, 2024, at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

/s/ Henry Litchfield
Henry Litchfield
General Counsel

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